[PROSKAUER ROSE LLP LETTERHEAD]

March 9, 2009

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Christian T. Sandoe, Senior Counsel

Re:	Ares Capital Corporation Preliminary Proxy Statement Initially Filed January 28, 2009
(File No. 814-00663)

Dear Mr. Sandoe:

Today Ares Capital Corporation (the “Fund”) filed a definitive proxy statement.  Please note that the only changes from the last draft submitted to you on March 2, 2009 are: (1) checking the box marked “Definitive Proxy Statement” and deleting the check in the “Preliminary Proxy Statement” box, (2) changing the mailing date from March 6 to March 9 and other resulting applicable date changes, (3) adding logos and signatures where applicable, (4) correcting an arithmetic error in the beneficial ownership table, (5) updating the dollar ranges of securities beneficially owned by directors based on the March 2, 2009 closing sales price and (6) adding closing sales price information as of March 2.  We are concurrently filing this letter via EDGAR as a correspondence filing.

The Fund understands that:

(a)           the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)           Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As always, thank you for your assistance and please do not hesitate to call me at (310) 284-4544 with any questions.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

cc:           Michael D. Weiner, General Counsel of Ares Capital Corporation